EXHIBIT 99.1
25 March 2021

National Grid plc ('National Grid' or 'the Company')
Chair Succession

Following the announcement on 10 September 2020 that Sir Peter Gershon would step down as Chair of the National Grid Board no later than the conclusion of the 2021 Annual General Meeting, National Grid today confirms that Sir Peter will step down from the Board with effect from 31 May 2021. Paula Rosput Reynolds, who joined the Board on 1 January 2021 as Non-executive Director and Chair Designate will assume the position of Chair with effect from the same date.
Sir Peter has been Chair of National Grid since 1 January 2012, following his appointment to the Board on 1 August 2011 as Deputy Chair. Following the recent announcement of the strategic repositioning of the Company, including the agreement to acquire Western Power Distribution (WPD), Sir Peter has agreed with the Board that it is in the best interests of National Grid for him to remain as Chair until the conclusion of the Full-Year results in May, at which time it will be appropriate for him to hand over to Paula Rosput Reynolds just as the Company begins this new exciting phase in its evolution.
Mark Williamson, Senior Independent Director of National Grid, who led the search, said; “I would like to thank Sir Peter Gershon for his devoted chairmanship. We have all benefited considerably from his leadership, experience and wise counsel during a period of significant strategic transformation.”

John Pettigrew commented; “On behalf of the Board, and National Grid as a whole, I'd like to thank Sir Peter for the very substantial contribution he has made to the Company over the past nine years. His commitment, passion and advice to me have been invaluable and he has led the Board through an enormous amount of change, including most recently the successful bid for WPD and the conclusion of the RIIO-2 Final Determinations process. His knowledge and experience have also provided continuity and stability during the pandemic enabling National Grid to deliver a strong performance in 2020/21.”
Sir Peter Gershon commented; “I am proud of what the Company has achieved during my time with National Grid, and particularly the recent strategic repositioning which supports our aim to be at the heart of the transition to net zero. It has been a real privilege to have served as Chair for the last nine years and I am delighted to leave the Board in Paula’s capable hands. I wish her, and all my National Grid colleagues, well for the exciting future ahead.”

CONTACTS

Investors:
Nick Ashworth	(+44) (0) 7814 355590

Media:
Surinder Sian	(+44) (0) 7812 485153

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as the impact of COVID-19 on its operations, employees, counterparties, funding and legal and regulatory obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price control, as well as increased political and economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology; the failure by the Company to respond to or meet its own commitments as a leader in relation to climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 227 to 230 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.